NovaStar Financial, Inc.
2114 Central Street, Suite 600
Kansas City, MO 64108

March 25, 2009

Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

VIA Facsimile (202.772.9210) and Overnight Mail

Re:	NovaStar Financial, Inc.
Form 10-K for the year ended December 31, 2007
Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008
File No. 1-13533

Dear Mr. Gordon:

NovaStar Financial, Inc. (the “Company”) is writing this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff” or the “Commission”) in a letter dated March 16, 2009.

Comment Received:

Form 10-Q for the Period Ended June 30, 2008

Note 3. Mortgage Loans - Held in Portfolio, page 11

1.           We have considered your response to comment 1 of our letter dated March 11, 2009.  We do not believe that SFAS No. 140 provides a basis for reassessing the appropriate accounting for a transfer as a result of management taking non-substantive actions.  Based on the facts and circumstances that you have described we do not believe it is appropriate for you to reflect the actions you took effective September 30, 2008 as a basis for recognizing a third quarter 2008 sale of the assets held in the 2006-1 and 2006-NTA1 trusts.

Response:

The Company has resolved to not reflect the actions it took effective September 30, 2008 as a basis for recognizing a third quarter 2008 sale of the assets held in the 2006-1 and 2006-MTA 1 trusts.

United States Securities and Exchange Commission
March 25, 2009

Sincerely,

/s/ Rodney E. Schwatken

Rodney E. Schwatken
Chief Financial Officer

Cc:	Mr. W. Lance Anderson, NFI
NFI Audit Committee
Mr. Richard T. Lippoli, Deloitte & Touche LLP
Mr. Gregory G. Johnson, Bryan Cave LLP